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abigail j. murray Attorney at Law +1 (312) 609-7796 amurray@vedderprice.com
June 26, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James O’Connor

Christina DiAngelo Fettig

Re:	Nuveen Minnesota Municipal Income Fund
(the “Registrant” or the “Acquiring Fund”);
File No. 333-196061

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on June 17, 2014 with respect to the Registrant’s Registration Statement on Form N-14 filed on May 19, 2014 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed merger of Minnesota Municipal Income Portfolio Inc. (“Minnesota Municipal Income”) and First American Minnesota Municipal Income Fund II, Inc. (“Minnesota Municipal Income II” and together with Minnesota Municipal Income, the “Target Funds” or each individually, a “Target Fund”) with and into a wholly-owned subsidiary (the “Merger Sub”) of the Acquiring Fund (each, a “Merger” and together, the “Mergers”). The Acquiring Fund and Target Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor. Please also identify the accounting survivor in the Registration Statement.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, and with Vedder Price (CA), LLP, which operates in California.

Securities and Exchange Commission

June 26, 2014

Response:        The Registrant believes that Minnesota Municipal Income shall be deemed the accounting survivor. Attached hereto as Appendix A is a more detailed analysis. The Registrant has revised the Registration Statement to identify Minnesota Municipal Income as the accounting survivor.

(2)	Comment: Please include pro forma financial information in the Registration Statement.

Response:        The Registrant has revised the Registration Statement to include narrative pro forma financial information.

(3)

Comment:        Please review, for the staff’s information, the reason the Mergers were structured to have the Target Funds merge with and into the Merger Sub and confirm that the Merger Sub will be consolidated with the Acquiring Fund.

Response:        The Registrant structured the Mergers to have the Target Funds merge with and into the Merger Sub because of the corporate law requirements applicable to statutory mergers. The Target Funds are organized as Minnesota corporations, and the Acquiring Fund is organized as a Massachusetts business trust. Applicable state law does not permit a statutory merger of a Minnesota corporation into a Massachusetts business trust; however, it does permit a Minnesota corporation to merge with and into a Massachusetts limited liability company. Accordingly, the Merger Sub will be created solely for the purpose of effecting the Mergers and will be organized as a Massachusetts limited liability company. The Registrant further confirms that, as soon as practicable following the closing of the Mergers, the Merger Sub will be dissolved and will distribute all of its assets to the Registrant. The Merger Sub will be a disregarded entity for tax purposes.

(4)

Comment:        Please clarify the source of statements in the Q&A Section, and elsewhere in the Registration Statement, regarding the potential benefits of the Mergers to identify the party (e.g., the adviser, the Boards) that made such determination or assessment regarding the potential benefits of the Mergers.

Response:        The Registrant draws the staff’s attention to the introductory paragraph, which states that, based on information provided by USBAM and Nuveen, the Boards believe the Mergers offer the stated benefits.

Securities and Exchange Commission

June 26, 2014

(5)

Comment:        In the response to the Question “What are the potential benefits of the Mergers to the Target Funds?” in the Q&A Section, and elsewhere in the Registration Statement, please clarify the disclosure regarding potential costs savings as the combined fund will not reach the first breakpoint in the Acquiring Fund’s management fee schedule.

Response:        The Registrant believes the disclosure accurately describes the potential cost savings. Even if the combined fund’s assets do not reach a new breakpoint, a greater proportion of the combined fund’s assets will be at the highest applicable breakpoint, thereby reducing the overall fee rate paid by the combined fund as a percentage of assets. In addition, cost savings may be derived from the complex-wide fee breakpoints regardless of whether fund-level assets increase.

(6)

Comment:        In the response to the Question “Will the Mergers impact distributions to common shareholders?” in the Q&A Section, and elsewhere in the Registration Statement, please clarify the statement that the Mergers are expected to result in the same or higher distribution rates for shareholders to indicate higher distribution rates would be realized only following the recoupment of the expenses of the Mergers.

Response:        The Registrant believes the disclosure accurately describes the impact on distributions. The Registrant has clarified the disclosure to indicate that the Target Funds are not bearing any costs of the Mergers, but, rather, are bearing costs associated with their Annual Meetings. Consequently, shareholders of the combined fund are anticipated to receive the same or higher distributions per share immediately following the Mergers.

(7)	Comments: Please indicate, for the staff’s information, whether the Registrant will file a written expense limitation agreement.

Responses:        Nuveen Fund Advisors’ commitment to waive fees or reimburse expenses for two years following the Closing Date has not been reduced to writing, and, therefore, the Registrant will not file an expense limitation agreement.

(8)	Comment: Please revise the disclosure in the Q&A Section, and elsewhere in the Registration Statement, to indicate whether there will be any portfolio repositioning in connection with the Mergers.

Securities and Exchange Commission

June 26, 2014

Response:        The Registrant has added disclosure indicating that it is not expected that any significant portfolio sales will occur in connection with the Mergers (less than 5% of a Target Fund’s assets).

(9)

Comment:        In the Q&A Section, and elsewhere in the Registration Statement, in connection with the disclosure concerning fees and expenses incurred in connection with the Meetings, please add disclosure stating: (i) that fees and expenses borne by the Target Funds will be incurred whether or not the Mergers are consummated; (ii) the dollar amount the Target Funds incurred in connection with the Mergers; and (iii) how the anticipated costs of the Mergers will be allocated between the Target Funds and Acquiring Fund.

Response:        The Registrant has revised the disclosure in response to the staff’s comment and to reflect that the Target Funds will not bear any Merger costs. In addition, the Registrant has revised the disclosure to add the last annual meeting costs that each Target Fund will bear.

(10)	Comment: Please revise the 80% name test policy to refer to net assets plus the amount of borrowings.

Response:        The Registrant refers the staff to the definition of Managed Assets included in the Registration Statement, which states that Managed Assets include net assets as well as assets that are attributable to certain types of leverage. Registrant notes that certain newer types of preferred securities are classified as debt for accounting purposes. The term Managed Assets is intended to ensure that the test applies to all investable assets of the fund and to prevent an anomalous result due solely to the accounting treatment of certain instruments

(11)	Comment: Please confirm, for the staff’s information, the number of authorized common shares of Minnesota Municipal Income II.

Response:        The Registrant confirms that the total number of authorized common shares of Minnesota Municipal Income II is 10 million.

(12)

Comment:        The annual report for each Target Fund indicates that USBAM receives a monthly administration fee in an amount equal to an annualized rate of 0.20% of the fund’s average weekly net assets including preferred shares. Please revise the applicable disclosure in the Joint Proxy Statement/Prospectus accordingly.

Securities and Exchange Commission

June 26, 2014

Response:        The Registrant has revised the disclosure in response to the staff’s comment.

(13)	Comment: Because the expense limitation commitment is based on future Target Fund expenses, please consider adding language to state what the expense limit would be currently.

Response:        The Registrant respectfully declines to add the requested language as the Fee Table shows the combined fund’s pro forma total operating expenses are lower than each Target Fund’s total operating expenses. In addition, the Funds do not have a more current published number.

(14)

Comment:        Please confirm the amount of “other expenses” shown in the Fee Table for Minnesota Municipal Income II and explain, for the staff’s information, the adjustments that were made to reconcile it to the expenses shown in such Fund’s financial report.

Response:        The Registrant confirms the amount of “other expenses” shown in the Fee Table for Minnesota Municipal Income II. The Registrant notes that adjustments were made for this Fund to exclude costs related to preferred shares that are no longer outstanding and will not be incurred going forward.

(15)	Comment: Please explain, for the staff’s information, the basis for the “other expenses” shown in the Fee Table for the Acquiring Fund Pro Forma Expenses.

Response:        The pro forma other expenses were estimated based on the methodology for allocating expenses used by the Nuveen funds. The Registrant believes that the lower other expenses for the Acquiring Fund is attributable to the significantly larger size of the Nuveen fund complex (resulting in fixed costs being spread over more than 100 funds versus eight First American funds) and differences in allocation methodology. Nuveen allocates global expenses, such as directors’ fees, based on relative net assets while the First American funds allocate certain expenses to all funds equally.

(16)

Comment:        Please revise footnote 2 to the Fee Table to state that the expenses shown in the Fee Table do not include the expenses to be borne by the Funds in connection with the Mergers and to specify the Merger expenses to be borne by each Target Fund. Please also indicate that the Acquiring Fund Pro Forma figures reflect the impact of applying the complex-level management fee rate as well as the fund-level management fee rate, or explain supplementally why the complex-level management fee rate does not apply.

Securities and Exchange Commission

June 26, 2014

Response:        The Registrant has revised the disclosure in response to the staff’s comment and has further revised the disclosure to reflect that the Target Funds will not bear any Merger costs.

(17)	Comment: Please revise footnote 3 to the Fee Table to explain why remarketing agent fees and auction commission fees have been excluded from the “other expenses” shown in the Fee Table.

Response:        The Registrant has added disclosure in response to the staff’s comment to indicate that such fees were applicable only to preferred shares that are no longer outstanding and that such fees will not be incurred going forward.

(18)	Comment: Please confirm whether acquired fund fees and expenses are required to be shown as a line item in the Fee Table.

Response:        The Registrant confirms that the Funds have less than one basis point of acquired fund fees and expenses and, therefore, acquired fund fees and expenses are not required to be shown as a line item in the Fee Table.

(19)	Comment: Footnote 4 to the Fee Table refers to “Fees on VMTP Shares” whereas the Fee Table line item refers to “Fees on Preferred Shares.” Please reconcile the disclosure.

Response:        The Registrant has revised the disclosure in response to the staff’s comment.

(20)	Comment: Please revise the footnotes to the Fee Table to state that the Fee Table excludes dividends paid on each Target Fund’s preferred shares that are no longer outstanding.

Response:        The Registrant has revised the disclosure in response to the staff’s comment.

(21)	Comments: Please explain, for the staff’s information, why the returns of each Target Fund’s benchmark are not shown in the “Comparative Performance Information” section.

Responses:        The Registrant notes that such disclosure is not required by Form N-14, incorporating the requirements of Form N-2. The Registrant believes that comparing a levered fund to an unlevered index is not meaningful to shareholders.

Securities and Exchange Commission

June 26, 2014

(22)	Comment: Please confirm whether there are any differences in the Funds’ valuation procedures that would result in valuation adjustments, and, if so, show as adjustments in the Capitalization table.

Response:        The Registrant has revised the disclosure to reflect that the Funds will use the valuation procedures of the Registrant at and following the closing, which differ from the valuation procedures of the Target Funds. The Registrant has included valuation adjustments in the Capitalization table.

(23)	Comment: Please modify the Target Fund Board considerations disclosure to clarify the description of the differences in how the Funds’ management fees are calculated.

Response:        The Registrant has revised the disclosure pursuant to the staff’s comment.

(24)

Comment:        Please modify the Target Fund Board considerations disclosure as necessary to set forth the Board’s finding as to each factor considered in connection with its approval of the Mergers, and to indicate whether there will be any portfolio repositioning in connection with the Mergers.

Response:        The Board considerations state that the Board made the findings required by Rule 17a-8. The Registrant respectfully notes that neither Form N-14 nor Rule 17a-8 require disclosure of specific findings with respect to each individual factor considered by the Target Fund Boards. Accordingly, the Target Fund Boards’ records do not include such findings. In addition, disclosure indicating that it is not expected that any significant portfolio sales will occur in connection with the Mergers (less than 5% of each Target Fund’s assets) is included elsewhere in the Registration Statement.

(25)

Comment:        Please reflect the expenses to be borne by the Funds in connection with the Mergers in the “Pro Forma Adjustments” column to the Capitalization table and specify the Merger expenses to be borne by each Fund.

Response:        The Registrant has clarified the disclosure to indicate that the Target Funds are not bearing any costs of the Mergers; however, the Funds are bearing costs associated with the Annual Meeting which equals approximately $5,842 and $2,362 for Minnesota Municipal Income and Minnesota Municipal Income II, respectively. Registrant notes that Annual Meeting costs are being accrued for the current fiscal year and are being reflected in a Fund’s net asset value.

Securities and Exchange Commission

June 26, 2014

(26)	Comment: Please explain how the net asset value per common share shown for the Acquiring Fund Pro Forma in the Capitalization table was calculated, including any adjustments.

Response:        The Registrant notes that the pro forma net asset value represents the net asset value of the surviving fund as of the measurement period in the Capitalization table including any adjustments and anticipated distributions.

(27)	Comment: The Capitalization table refers to authorized “preferred shares.” Consider revising the line item to refer to “VMTP Shares.”

Response:        The Registrant respectfully declines to modify the disclosure as the charter documents for the Funds refer to “preferred shares” generally.

(28)	Comment: Please confirm whether the Registrant will file an annual report prior to Closing.

Response:        The Registrant confirms that it will not file an annual report prior to Closing, because the Registrant will not commence operations prior to Closing.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7796.

SINCERELY,

/s/Abigail Murray

APPENDIX A

MINNESOTA MUNICIPAL INCOME PORTFOLIO INC. (MXA)

FIRST AMERICAN MINNESOTA MUNICIPAL INCOME FUND II, INC. (MXN)

AND

NUVEEN MINNESOTA MUNICIPAL INCOME FUND

SURVIVING FUND ANALYSIS

Minnesota Municipal Income Portfolio Inc. (“Minnesota Municipal Income”) and First American Minnesota Municipal Income Fund II, Inc. (“Minnesota Municipal Income II” and together with Minnesota Municipal Income, the “Target Funds” or each, a “Target Fund”) are proposed to merge with and into a wholly-owned subsidiary of a newly formed shell fund, Nuveen Minnesota Municipal Income Fund (the “Acquiring Fund”), as part of a series of proposals designed to integrate the Target Funds into the Nuveen fund complex. In this instance, due to continuity of the portfolio strategy, the Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors”), and the Funds believe that Minnesota Municipal Income should be the accounting survivor for the reasons discussed below.1

Corporate Structure

The Acquiring Fund is the legal survivor of the mergers. The Acquiring Fund is organized as a Massachusetts business trust. The Target Funds are organized as Minnesota corporations. The combined fund will retain the corporate structure of the Acquiring Fund.

Tax Structure	For tax purposes, the Acquiring Fund is the Surviving Fund in the mergers.
Board and Officers

As a condition to the closing of the mergers, all current directors of the Acquiring Fund (currently First American Funds directors) will resign and the directors of the Nuveen Funds will take office.

As a condition to the closing of the mergers, current officers of Acquiring Fund (currently First American Fund officers) will resign and the officers of the Nuveen Funds will take office.

Investment Advisers; Portfolio Management

Nuveen Fund Advisors is the investment adviser to the Acquiring Fund and is responsible for the Acquiring Fund’s overall investment strategy and asset allocation decisions. Nuveen Fund Advisors has entered into a sub-advisory agreement with Nuveen Asset Management, LLC (“Nuveen Asset Management”), and a wholly-owned subsidiary of Nuveen Fund Advisors, under which the Nuveen Asset Management will manage the investment portfolio of the Acquiring Fund.

1            See AICPA Accounting and Audit Guide for Investment Companies, with conforming changes as of May 1, 2013 (factors to determine accounting survivor).

Each Target Fund is part of the First American Fund Complex. U.S. Bancorp Asset Management, Inc. (“USBAM”) is the investment adviser to each Target Fund and has retained Nuveen Fund Advisors and Nuveen Asset Management as sub-advisers to manage the assets of each Target Fund.

Douglas J. White, CFA, Senior Vice President of Nuveen Asset Management, and Christopher L. Drahn, Senior Vice President of Nuveen Asset Management, each act as portfolio managers for both of the Target Funds and will serve as portfolio managers for the Acquiring Fund following the mergers.

Expense Structures and Expense Ratios

The Acquiring Fund will adopt the fee and expense structure of the Nuveen Funds in all respects upon the closings of the mergers. There are material differences in the fee structure as described in detail in the N-14.

Investment Objectives, Policies and Restrictions

The Acquiring Fund and Target Funds have substantially similar investment objectives and policies and similar restrictions. While there are certain immaterial wording differences among the Funds’ investment objectives, each Fund emphasizes investment in tax-exempt municipal securities providing current income exempt from regular federal and Minnesota income taxes. The Acquiring Fund also has a secondary investment objective of enhancing portfolio value by investing in undervalued securities. Each Fund also emphasizes investments in investment grade municipal securities. Each Fund is a closed-end management investment company that is non-diversified. To the extent that there are any differences in the Funds’ investment objectives, policies and restrictions, the combined fund’s investment objectives, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition

Because the combined fund will be managed by the same portfolio managers who currently manage the Target Funds and will operate under the investment objectives, policies and restrictions substantially similar investment strategies, the Acquiring Fund’s investment portfolio is expected to be similar to the portfolios of the Target Funds.

Other Considerations

All existing service providers of the Target Funds will be terminated in connection with the mergers (i.e., transfer agent, TA, pricing vendors).

All compliance and operating policies and procedures of the Target Funds will be terminated and the Acquiring Fund will adopt the policies and procedures of the Nuveen Funds.

Asset Size

As of February 28, 2014, the Minnesota Municipal Income had approximately $94.0 million in total assets. As of the same date, Minnesota Municipal Income II had approximately $34.2 million in total assets. Assuming all of the mergers occur, the Acquiring Fund is expected to have approximately $128.2 million in total assets.

Based on an analysis of the factors outlined in the AICPA Accounting and Audit Guide for Investment Companies Nuveen Fund Advisors, LLC and the Funds believe that the Minnesota Municipal Income Fund should be the surviving fund for accounting purposes in the mergers due to the continuity of investment strategy, portfolio composition and portfolio managers of the Target Funds. As between the two Target Funds, the Minnesota Municipal Income Fund is the larger of the two funds.

*        *        *         *        *

June 26, 2014

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen Minnesota Municipal Income Fund (the “Registrant”)

Registration Statement on Form N-14 8C

File Number: 333-196061

Dear Mr. O’Connor:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments provided by the staff on June 17, 2014 with respect to the Registration Statement on Form N-14 8C under the Securities Act of 1933, as amended, filed with the Commission on May 19, 2014.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

Nuveen Minnesota Municipal Income Fund

By: /s/ Eric J. Thole
Name: Eric J. Thole
Title: Executive Vice President

Nuveen Minnesota Municipal Income Fund – Tandy Letter